Exhibit 12

LANDAMERICA FINANCIAL GROUP, INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in millions)
Earnings:
Pre-tax earnings	$261.4	$265.0	$313.4	$224.8	$105.8
Income or loss from equity investees	(16.2)	(13.7)	(16.7)	(10.1)	(3.2)
Minority interest	2.9	2.3	1.5	—	—
Fixed charges	49.4	48.6	31.9	28.1	28.5
Distributed income of equity investees	15.3	11.6	12.6	7.0	3.5
Minority interest for which fixed charges were incurred	(2.9)	(2.3)	(1.5)	—	—

Earnings as adjusted	$309.9	$311.5	$341.2	$249.8	$134.6

Fixed Charges:
Interest costs	$33.0	$26.3	$13.1	$12.4	12.8
Amortization of debt costs	0.8	0.5	—	—	—
Interest within rental expense (1)	15.6	21.8	18.8	15.7	15.7

Total fixed charges	$49.4	$48.6	$31.9	$28.1	$28.5

Preferred stock dividend requirements	$—	$—	$—	$—	$0.2

Total fixed charges and preferred stock dividend requirements	$49.4	$48.6	$31.9	$28.1	$28.7

Ratio of earnings to fixed charges	6.3	6.4	10.7	8.9	4.7
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	6.3	6.4	10.7	8.9	4.7

(1)	Assumes a 9% to 10% interest rate on rental payments.